                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BAYCORP HOLDINGS, LTD.
                       (Name of Subject Company (issuer))

                             BAYCORP HOLDINGS, LTD.
                  (Names of Filing Persons (offeror and issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    072728108
                      (CUSIP Number of Class of Securities)

                               FRANK W. GETMAN JR.
                      President and Chief Executive Officer
                             BayCorp Holdings, Ltd.
                             51 Dow Highway, Suite 7
                               Eliot, Maine 03903
                                 (207) 415-9573

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                      Copy to: RICHARD A. SAMUELS, ESQUIRE
                       McLane, Graf, Raulerson & Middleton
                            Professional Association
                          900 Elm Street, P.O. Box 326
                      Manchester, New Hampshire 03105-0326
--------------------------------------------------------------------------------

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to RULE 14d-1.

[x]  issuer tender offer subject to RULE 13e-4.

[ ]  going-private transaction subject to RULE 13e-3.

[ ]  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


-------------------------------------------------------------------------------
BayCorp Holdings, Ltd. issued the following press release:

                       BayCorp Announces Self Tender Offer

November 15, 2002 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX:MWH) announced today that the Board of Directors has approved a self tender offer for purchase by the Company of shares of its common stock at $14.85 per share. The Company intends to commence the tender offer in January 2003 and it will remain open for at least 20 business days. BayCorp anticipates that under the terms of the offer, shareholders may tender for sale to BayCorp all or a portion of the shares they own at a price of $14.85 per share. For complete details of the tender offer, the Company recommends that all shareholders review the offer to purchase that will be mailed to shareholders. Neither BayCorp nor its Board of Directors anticipates making any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

Commenting on the self tender offer, Frank Getman, BayCorp's President and CEO stated, "Following the successful sale of Seabrook, we are pleased to be able to offer liquidity to all shareholders who desire to sell some or all of their shares. We recognize that BayCorp's stock is thinly traded and it is therefore important for the Company to provide liquidity for shareholders that want to sell shares." As for the future of BayCorp, Getman added, "For those shareholders that decide to retain some or all of their shares, we will continue to focus on maximizing the value of the Company's remaining assets, including our equity investment in HoustonStreet, a long-term power sales agreement and our approximately $90 million in net operating losses. With the meltdown in the energy sector, many companies have been forced to try to sell assets to address liquidity concerns. We believe the turmoil in the energy sector coupled with the broad industry knowledge and contacts of BayCorp's Board and management may create potentially attractive reinvestment opportunities for the Company."

BAYCORP SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE MAILED BY THE COMPANY TO SHAREHOLDERS, AND SHAREHOLDERS WILL ALSO BE ABLE TO GET THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FREE AT THE COMMISSION'S WEBSITE AND FROM THE COMPANY.

The Company also anticipates that, in advance of the self tender offer and to the extent that it is permissible, it may continue to purchase its own shares pursuant to the share repurchase program that it announced in October of 2001.

ABOUT BAYCORP

BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.

THIS PRESS RELEASE IS NOT AN OFFER TO BUY OR A SOLICITATION OF OFFERS TO SELL SECURITIES, NOR A COMMENCEMENT OF A TENDER OFFER, WHICH MAY BE MADE ONLY BY A WRITTEN OFFER TO PURCHASE. THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S ANTICIPATED TENDER OFFER, THE TERMS AND TIMING OF SUCH AN OFFER, CONTINUATION OF THE COMPANY'S BUSINESS, OPPORTUNITIES WITHIN THE ENERGY SECTOR, AND ACTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENT REGULATION OF TENDER OFFERS, THE RESPONSE OF SHAREHOLDERS TO A TENDER OFFER, AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY BAYCORP WITH THE SECURITIES AND EXCHANGE COMMISSION FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT THE COMPANY'S BUSINESS.

                                     # # #